Exhibit 28(d)(lxxii)

FEE WAIVER AGREEMENT

This FEE WAIVER AGREEMENT is dated as of June 1, 2016, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and SUNAMERICA SERIES TRUST, a Massachusetts business trust (the “Trust”).

WITNESSETH:

WHEREAS, the Adviser and the Trust are parties to that certain Investment Advisory and Management Agreement, dated January 1, 1999 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to SunAmerica Dynamic Strategy Portfolio (the “Portfolio”); and

WHEREAS, the Trust, on behalf of the Portfolio, pays the Adviser as compensation for services provided to the Portfolio, a management fee at the annual rates set forth in the Advisory Agreement (the “Management Fee”); and

WHEREAS, the Adviser has entered into a Subadvisory Agreement with AllianceBernstein L.P. (the “Subadviser” or “AB”), dated January 1, 1999 (as amended from time to time, the “Subadvisory Agreement”), pursuant to which the Subadviser provides subadvisory services to the Portfolio; and

WHEREAS, the Adviser pays the Subadviser, as compensation for services provided to the Portfolio, a subadvisory fee at the annual rates set forth in the Subadvisory Agreement (the “Subadvisory Fee”); and

WHEREAS, the Subadviser manages the “Overlay Component” of the Portfolio by investing in derivative instruments to manage the Portfolio’s net equity exposure as well as fixed income securities and short-term investments to generate income, manage cash flows, and meet the Portfolio’s liquidity needs, among other things, and in connection therewith, a portion of such Overlay Component may be invested in the AB Government Money Market Portfolio, a series of AB Fixed-Income Shares, Inc. (the “AB Portfolio”) as needed, in order to manage daily cash flows to or from the Portfolio; and

WHEREAS, in connection with the AB Portfolio’s conversion to a government money market fund, the Subadviser proposed that shareholders of the AB Portfolio approve the imposition of a new management fee payable to the Subadviser equal to 0.20% of average daily net assets as the AB Portfolio would now be offered for purchase by investors who are not advisory clients of the Subadviser or its affiliates, and such proposal was approved by AB Portfolio shareholders at a special meeting held on May 6, 2016; and

WHEREAS, the Subadviser has agreed to implement partial fee waivers and/or reimbursements for certain of its institutional clients that are invested in the AB Portfolio, such as the Portfolio; and

WHEREAS, the Subadviser has voluntarily agreed to waive its Subadvisory Fee with respect to the Portfolio up to the amount of any advisory fees it receives from the AB Portfolio, in connection with any investment by AB on behalf of the Portfolio in the AB Portfolio (the “AB Fee Waiver”); and

WHEREAS, the AB Fee Waiver may be modified or discontinued at any time by AB; and

WHEREAS, the Adviser has agreed to voluntarily waive its fees under the Advisory Agreement, in the amounts set forth herein.

NOW THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Adviser voluntarily agrees to waive its Management Fee under the Advisory Agreement in an amount equal to the AB Fee Waiver in order to pass the benefit of such waiver onto the Portfolio in connection with the Portfolio’s investments in the AB Portfolio (the “AB Portfolio Waiver”).

2.

The AB Portfolio Waiver may be terminated at any time by the Adviser. In addition, the AB Portfolio Waiver shall terminate automatically upon the termination of AB Fee Waiver or upon termination of the Advisory Agreement with respect to the Portfolio.

3.	This Fee Waiver Agreement shall be constructed in accordance with the laws of the State of New York.

4.	This Fee Waiver Agreement may be amended by mutual consent of the parties hereto in writing.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Fee Waiver Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ PETER A. HARBECK
Name: Peter Harbeck
Title: President and CEO

SUNAMERICA SERIES TRUST, on behalf of SunAmerica Dynamic Strategy Portfolio

By:	/s/ JOHN T. GENOY
Name: John T. Genoy
Title: President